Exhibit 12.1

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Years ended December 31,					Six months ended June 30,
	1999	2000	2001	2002	2003(1)	2004(2)
Income (loss) from continuing operations before income taxes	$95,929	$145,203	$183,442	$87,544	$(48,460)	$29,963

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	7,214	5,808	3,038	14,033	14,717	6,238
Interest element of rentals	2,080	3,040	4,240	11,600	9,720	4,352

Total fixed charges	9,294	8,848	7,278	25,633	24,437	10,590

Earnings before income taxes and fixed charges	$105,223	$154,051	$190,720	$113,177	$(24,023)	$40,553

Ratio of earnings to fixed charges	11.32	17.41	26.21	4.42	—	3.83

(1)	As a result of the Comcast arbitration ruling, we recognized a loss from continuing operations before income taxes for the year ended December 31, 2003. The amount of the coverage deficiency for the historical year ended December 31, 2003 was $48.5 million.
(2)	Excludes the write-off of unamortized deferred financing costs of $6.6 million resulting from the repayment of our outstanding indebtedness under our then-existing credit facility in June 2004.